Exhibit 99.3

NICE Positioned as a Leader by Gartner in the Magic Quadrant for
Customer Engagement Center Workforce Optimization

Evaluation based on completeness of vision and ability to execute

RA’ANANA, ISRAEL, December 9, 2015 – NICE Systems (NASDAQ: NICE) today announced it has been positioned by Gartner, Inc. in the “leaders” quadrant of the 2015 “Magic Quadrant for Customer Engagement Center Workforce Optimization” for the eighth consecutive year [1].  NICE was recognized by Gartner for its completeness of vision and ability to execute, based on the criteria listed in the report.

According to Gartner, leaders in the WFO market “provide functionally broad and deep WFO solutions that can be deployed and supported globally. Their software is suitable for all sizes and complexities of enterprises, and has broad industry coverage. Revenue is strong, and new references are readily available.”

The report highlights the value of integration as noted by report co-authors Jim Davies and Sorell Slaymaker: “the benefits of a suite-based approach to WFO range from having a single-vendor contract and a lower TCO to the avoidance of integration problems. The incorporation of cross-functional workflow is also driving adoption of software suites.”

Earlier this month, NICE announced its visionary Adaptive WFO solution, the next level in contact center management. Adaptive WFO creates a workforce planning, management and engagement environment that adapts in real time to the agent persona. These personas are generated based on advanced multi-channel analytics data, such as CSAT scores, average handles times (AHT), coaching results, among others. Agent personas are then embedded into each of the processes, enabling contact center management to tailor the right approach to each agent to improve the agent and overall customer experience.

Miki Migdal, President of the NICE Enterprise Product Group

“We are proud to again be named a leader by Gartner in the Customer Engagement Center Workforce Optimization Magic Quadrant report. We believe this continued recognition validates the strength of our technology, breadth and depth of our WFO solution suite, and with the recent launch of Adaptive WFO we are transforming the approach to workforce optimization with technologies and capabilities which are new to the market.”

About the Magic Quadrant
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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[1] Gartner “Magic Quadrant for Customer Engagement Center Workforce Optimization” by Jim Davies, Sorell Slaymaker December 8, 2015.